March 17, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE
Washington, D.C. 20549

Attn:	Sherry Haywood

Re:	Landcadia Holdings IV, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed March 15, 2021

File No. 333-253100

Dear Ms. Haywood:

On behalf of our client, Landcadia Holdings IV, Inc. (the “Company”), we are writing to submit the Company’s response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter, dated March 17, 2021, relating to the Company’s Amendment No. 1 to its Registration Statement on Form S-1 filed with the Commission on March 15, 2021 (the “Draft Registration Statement”).

The Company has filed via EDGAR its Amendment No. 2 to Registration Statement on Form S-1 (“Amendment No. 2”), which reflects the Company’s response to the comment received by the Staff and certain updated information.

We have set forth below the comment of the Staff in bold and the Company’s response thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-1 filed March 15, 2021

Our warrant agreement will designate the courts, page 60

1.	We note your risk factor disclosure on page 60 discloses that your warrant agreement has an exclusive forum clause which shall be applicable to any action, proceeding or claim against you arising out of or relating in any way to the warrant agreement, including under the Securities Act, but that such provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act. Please ensure that the forum selection provision in Section 9.3 of your Form of Warrant Agreement filed as Exhibit 4.4 states this clearly. In addition, you disclose on page 60 additional provisions you designate as (x) and (y) relating to deemed consent regarding personal jurisdiction and service of process. However, the exclusive forum provision in the warrant agreement does not include this language.

Response: The Company has revised Section 9.3 in its Form of Warrant Agreement and has refiled the exhibit with Amendment No. 2.

United States Securities and Exchange Commission

March 17, 2021

Exhibits

2.	It appears from your fee table that you are attempting to register the issuance of common stock upon exercise of the warrants that are included as part of the units. However, Exhibit 5.1 does not appear to include counsel's opinion regarding the legality of that transaction. Please file a revised opinion. As a related matter, your disclosures on pages 12 and 58-59 of your initial registration statement indicate you are not registering the issuance of shares underlying the warrants, contrary to the information in your fee table. Please revise or advise, as appropriate.

Response: The Company has refiled Exhibit 5.1 to include counsel’s opinion regarding the legality of the registration of the issuance of common stock upon exercise of the warrants that are included as part of the units. In addition, the Company has revised its disclosure in Amendment No. 2 to clarify that the Company is registering the issuance of shares underlying the warrants.

* * *

Please do not hesitate to contact Elliott Smith at (202) 819-7644 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Elliott Smith

cc:	Steven Scheinthal, Landcadia Holdings IV, Inc.

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